UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                                   SWWT, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  870534-10-4
                                 (CUSIP Number)

                               December 29, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( Rule 13d-1(b)
(xRule 13d-1(c)
( Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No.    870534-10-4                                   Page  2  of  5  Pages



1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Swiss Army Brands, Inc.
    13-2797726


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                          (b)


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


NUMBER OF     5   SOLE VOTING POWER
SHARES                  0


BENEFICIALLY  6   SHARED VOTING POWER
OWNED BY                0


EACH          7   SOLE DISPOSITIVE POWER
REPORTING               0


PERSON        8   SHARED DISPOSITIVE POWER
WITH                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%

12   TYPE OF REPORTING PERSON*

            CO

Schedule 13G

Item 1.

     (a) Name of Issuer:

         SWWT, Inc.

     (b) Address of Issuer's Principal Executive Offices:

         3492 West 109th Circle
         Westminster, Colorado  80503

Item 2.
     (a) Names of Person Filing:

         Swiss Army Brands, Inc.

     (b) Address of Principal Business Office or, if none, Residence:

         One Research Drive
         Shelton, CT  06484

     (c) Citizenship:

         Swiss Army Brands, Inc. is a Delaware corporation.

     (d) Title of Class of Securities:

         Common Stock

     (e) CUSIP Number:

         870534-10-4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) An  employee benefit plan or endowment fund in accordance with Rule 13d-1(b)
    (1)(ii)(F);

(g) A  parent holding company or control person in accordance with Rule 13d-1(b)
    (1)(ii)(G);

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box X
 .
Item 4. Ownership.

     (a) Amount Beneficially Owned:

         None

     (b) Percent of Class:

         0%

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

              None

          (ii)  Shared power to vote or to direct the vote:

              None

          (iii) Sole power to dispose or to direct the disposition of:

              None

          (iv)  Shared power to dispose or to direct the disposition of:

              None

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of the Group.

     Not Applicable.

Item 10. Certification.

     Not Applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Date:  January 13, 1999
                                                  SWISS ARMY BRANDS, INC.
                                                  By:     /s/ Thomas M. Lupinski
                                                  Thomas M. Lupinski
                                                  Senior Vice President and
                                                  Chief Financial Officer